Exhibit 12.09

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Six Months
	Ended June 30,

	2013	2012
	(Dollars in Thousands)
Fixed charges, as defined:
Total Interest Charges	$30,168	$28,648
Interest applicable to rentals	736	819

Total fixed charges, as defined	$30,904	$29,467

Earnings, as defined:

Net Income	$32,888	$24,596
Add:
Provision for income taxes	21,740	18,586
Fixed charges as above	30,904	29,467

Total earnings, as defined	$85,532	$72,649

Ratio of earnings to fixed charges, as defined	2.77	2.47